February 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ethan Horowitz

Re:	Patterson-UTI Energy, Inc.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Response Dated December 22, 2015

File No. 000-22664

Dear Mesdames and Sirs:

By letter dated February 3, 2016, Patterson-UTI Energy, Inc. (the “Company”) received the Staff’s comments relating to the Company’s response to the Staff’s comment letter submitted December 22, 2015, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. The following numbered paragraph repeats the comment for your convenience, followed by our response to that comment.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Notes to Unaudited Condensed Consolidated Financial Statements, page 8

Note 5 – Goodwill and Intangible Assets, page 14

1. We note your responses to prior comments 3 and 6. Please tell us more about the first step of your goodwill impairment test as of September 30, 2015. Specifically, tell us about the characteristics or synergies which would result in the indicated control premium used to estimate the fair value of your contract drilling reporting unit. Based on your experience and knowledge of mergers and acquisitions, describe what synergies a potential market participant of the contract drilling reporting unit would bring to achieve the indicated control premium. In light of industry specific events at the time of the impairment analysis, explain why a market participant would rather purchase the reporting unit versus purchasing assets in the secondary market.

In the first step of our quantitative impairment assessment of goodwill as of September 30, 2015, we considered a control premium reflecting additional value accruing to a market participant’s controlling interest due to the market participant’s ability to:

•	elect directors and appoint management,

•	determine management compensation and perquisites,

•	declare and pay dividends,

•	acquire or sell treasury shares,

•	acquire or liquidate assets or the firm itself,

•	establish policies and alter the course of business,

•	diversify through acquisition or internal development,

•	consolidate through divestiture or merger,

•	select suppliers,

•	alter the governing documents, and

•	liquidate, dissolve, sell or recapitalize.

Based on a review of transaction data for the oil field service industry from S&P Capital IQ Inc. over the last three years, we calculated a 30-day mean and median control premium of 36.0% and 30.4%, respectively. We applied a 20.0% control premium in our analysis. While this was lower than the average and median metrics indicated by transaction data, we considered it to be appropriate given the near-term financial outlook for the oil field service industry.

We did not quantify synergies in connection with our analysis. However, we believe a market participant may achieve significant synergies through:

•	elimination of redundant executive management,

•	elimination of redundant central support organizations and personnel (including, among others, accounting, human resources, information technology, internal audit, legal, risk management and supply chain)

•	elimination of redundant regional and field level management,

•	elimination of redundant facilities,

•	reduced costs of goods and services as a result of aggregating purchasing volumes, and

•	other economies-of-scale associated with a larger company.

We believe a market participant is more likely to purchase the reporting unit versus purchasing assets in the secondary market for the following reasons:

•	The secondary market does not have available a rig fleet that compares in size and quality to that which is held by the reporting unit. Additionally, the high capacity rigs in our fleet include many long lead time items which are not readily available in meaningful quantities. Thus, it would take years to build a similar fleet.

•	A market participant would prefer to acquire a business that has existing:

•	expertise, policies, procedures and systems to safely and efficiently operate rigs,

•	contracts for ongoing work,

•	marketing expertise combined with customer relationships, and

•	expertise in rig construction for future expansion.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (214) 765-5525 if you have any questions or would like any additional information regarding these matters.

Very truly yours,

/s/ John E. Vollmer III

John E. Vollmer III
Senior Vice President-Corporate Development, Chief Financial Officer and Treasurer

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